[The Republic of Korea Letterhead]

April 7, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Export-Import Bank of Korea and The Republic of Korea Amendment No. 2 to Registration Statement Under Schedule B U.S. Securities and Exchange Commission File No. 333-172648

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Friday, April 8, 2011, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Byeong Sun Song

Name:	Byeong Sun Song
Title:	Financial Attaché
Korean Consulate General New York